FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For October 06, 2021
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc
6 October 2021
Transaction in Own Shares

NatWest Group plc (the 'Company' or 'NWG') announces today that it has purchased the following number of ordinary shares in the Company with a nominal value of £1 each ('Ordinary Shares') from UBS AG, London Branch ('UBS').

Aggregated information:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
06 October 2021	189,265	229.10	228.10	228.7821	LSE
06 October 2021	0	0.00	0.00	0.0000	CHIX
06 October 2021	0	0.00	0.00	0.0000	BATE

Such purchases form part of the Company's existing share buyback programme and were effected pursuant to the instructions issued by the Company to UBS on 30 July 2021, as announced on 2 August 2021.

The Company intends to cancel the repurchased Ordinary Shares.

Following the settlement of the above transactions, NWG will hold 190,412,693 Ordinary Shares in treasury and have 11,440,518,815 Ordinary Shares in issue (excluding treasury shares).

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No.596/2014 as it applies in the UK (Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buyback programme is detailed below:

Transaction Date	Time	Time Zone	Volume (shares)	Price (GBp)	Trading Venue	MatchID
06 October 2021	09:17:40	BST	6816	228.40	LSE	864032
06 October 2021	09:25:12	BST	1113	228.30	LSE	876,073
06 October 2021	09:25:12	BST	1279	228.30	LSE	876,071
06 October 2021	09:25:12	BST	1262	228.30	LSE	876,069
06 October 2021	09:25:12	BST	3660	228.30	LSE	876,067
06 October 2021	09:34:13	BST	625	228.60	LSE	888,953
06 October 2021	09:37:09	BST	2119	228.90	LSE	893,605
06 October 2021	09:37:09	BST	5666	228.90	LSE	893,603
06 October 2021	09:46:05	BST	7549	229.00	LSE	907,588
06 October 2021	09:46:44	BST	732	229.10	LSE	908,565
06 October 2021	09:46:44	BST	1964	229.10	LSE	908,563
06 October 2021	09:46:44	BST	1900	229.10	LSE	908,561
06 October 2021	09:46:44	BST	1900	229.10	LSE	908,559
06 October 2021	09:46:44	BST	1274	229.10	LSE	908,557
06 October 2021	09:49:48	BST	1872	228.90	LSE	913,492
06 October 2021	09:49:50	BST	2499	228.90	LSE	913,556
06 October 2021	09:50:13	BST	419	228.90	LSE	915,067
06 October 2021	09:50:13	BST	1290	228.90	LSE	915,061
06 October 2021	09:50:13	BST	52	228.90	LSE	915,065
06 October 2021	09:50:13	BST	446	228.90	LSE	915,063
06 October 2021	09:51:19	BST	1259	229.10	LSE	916,903
06 October 2021	09:51:19	BST	1275	229.10	LSE	916,901
06 October 2021	09:51:19	BST	3580	229.10	LSE	916,899
06 October 2021	09:52:19	BST	1795	229.00	LSE	918,088
06 October 2021	09:52:19	BST	1500	229.00	LSE	918,086
06 October 2021	09:52:19	BST	3732	229.00	LSE	918,084
06 October 2021	09:52:19	BST	12953	229.00	LSE	918,082
06 October 2021	09:54:03	BST	257	228.90	LSE	920,381
06 October 2021	09:54:05	BST	2261	228.90	LSE	920,477
06 October 2021	09:54:05	BST	2919	228.90	LSE	920,475
06 October 2021	09:54:05	BST	2335	228.90	LSE	920,462
06 October 2021	09:55:14	BST	1902	228.80	LSE	922,039
06 October 2021	09:55:15	BST	2557	228.80	LSE	922,046
06 October 2021	09:56:21	BST	1310	228.80	LSE	923,536
06 October 2021	09:56:21	BST	1255	228.80	LSE	923,540
06 October 2021	09:56:21	BST	81	228.80	LSE	923,538
06 October 2021	09:59:31	BST	8273	229.10	LSE	927,558
06 October 2021	09:59:59	BST	7537	229.00	LSE	928,312
06 October 2021	10:02:03	BST	878	228.90	LSE	931,438
06 October 2021	10:02:11	BST	743	228.90	LSE	931,686
06 October 2021	10:04:28	BST	6477	229.00	LSE	934,469
06 October 2021	10:04:28	BST	7925	229.00	LSE	934,467
06 October 2021	10:06:17	BST	624	228.90	LSE	937,665
06 October 2021	10:06:29	BST	1000	228.90	LSE	937,936
06 October 2021	10:06:30	BST	490	228.90	LSE	937,960
06 October 2021	10:06:30	BST	2317	228.90	LSE	937,948
06 October 2021	10:06:55	BST	2114	228.90	LSE	938,740
06 October 2021	10:06:55	BST	906	228.90	LSE	938,736
06 October 2021	10:06:55	BST	742	228.90	LSE	938,730
06 October 2021	10:06:55	BST	793	228.90	LSE	938,732
06 October 2021	10:06:55	BST	458	228.90	LSE	938,734
06 October 2021	10:06:57	BST	1531	228.90	LSE	938,807
06 October 2021	10:07:01	BST	268	228.90	LSE	938,993
06 October 2021	10:07:03	BST	259	228.90	LSE	939,036
06 October 2021	10:07:03	BST	1301	228.90	LSE	939,034
06 October 2021	10:10:07	BST	1938	228.90	LSE	943,109
06 October 2021	10:10:07	BST	815	228.90	LSE	943,107
06 October 2021	10:10:07	BST	1500	228.90	LSE	943,105
06 October 2021	10:10:07	BST	750	228.90	LSE	943,101
06 October 2021	10:10:07	BST	750	228.90	LSE	943,099
06 October 2021	10:10:07	BST	1500	228.90	LSE	943,103
06 October 2021	10:10:07	BST	9953	228.90	LSE	943,097
06 October 2021	10:13:28	BST	1091	228.40	LSE	948,149
06 October 2021	10:13:28	BST	127	228.40	LSE	948,147
06 October 2021	10:13:28	BST	34	228.40	LSE	948,145
06 October 2021	10:13:34	BST	2500	228.40	LSE	948,377
06 October 2021	10:15:47	BST	2235	228.40	LSE	951,591
06 October 2021	10:16:33	BST	412	228.40	LSE	952,808
06 October 2021	10:17:58	BST	7312	228.40	LSE	954,924
06 October 2021	10:28:02	BST	7170	228.30	LSE	971,834
06 October 2021	10:41:41	BST	6704	228.10	LSE	994,985
06 October 2021	10:53:02	BST	6359	228.20	LSE	1,012,322
06 October 2021	10:53:02	BST	812	228.20	LSE	1,012,320
06 October 2021	11:06:13	BST	2833	228.70	LSE	1,027,998
06 October 2021	11:06:13	BST	4426	228.70	LSE	1,027,996

Date: 06 October 2021

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary